

Mail Stop 3561

August 5, 2016

David N. Fuselier
Principal Executive Officer
Integrated Freight Corporation
42 Lake Avenue Extension - 208
Danbury, CT 06811

> **Re:** **Integrated Freight Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed July 22, 2016**
> **File No. 000-14273**

Dear Mr. Fuselier:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment to Articles of Incorporation to Reverse Split, page 4

1. Please provide your analysis as to the applicability of Rule 13e-3 under the Securities Exchange Act of 1934 to the proposed reverse stock split. Your analysis should address the number of record holders before and after the proposed reverse stock split.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure